Exhibit 3.2

Companies Act (Revised) Company Limited by Shares Aries I Acquisition Corporation AMENDED AND RESTATED MEMORANDUM OF ASSOCIATION (Adopted pursuant to a special resolution passed on 19 January 2021) 1 #VPF:FRQ20239# Filed: 21-Jan-2021 16:02 EST Auth Code: K11760426658 www.verify.gov.ky File#: 370359

Companies Act (Revised) Company Limited by Shares Amended and Restated Memorandum of Association of Aries I Acquisition Corporation (Adopted pursuant to a special resolution passed on 19 January 2021) 1 The name of the Company is Aries I Acquisition Corporation. 2 The Company's registered office will be situated at the office of Cayman Management Ltd., Governors Square, 2nd Floor, 23 Lime tree Bay Avenue, P.O. Box 1569, Grand Cayman KY1-1110, Cayman Islands or at such other place in the Cayman Islands as the directors may at any time decide. 3 The Company's objects are unrestricted. As provided by section 7(4) of the Companies Act (Revised), the Company has full power and authority to carry out any object not prohibited by any law of the Cayman Islands. 4 The Company has unrestricted corporate capacity. Without limitation to the foregoing, as provided by section 27 (2) of the Companies Act (Revised), the Company has and is capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit. 5 Unless licensed to do so, the Company will not trade in the Cayman Islands with any person, firm or corporation except in furtherance of its business carried on outside the Cayman Islands. Despite this, the Company may effect and conclude contracts in the Cayman Islands and exercise in the Cayman Islands any of its powers necessary for the carrying on of its business outside the Cayman Islands. 6 The Company is a company limited by shares and accordingly the liability of each member is limited to the amount (if any) unpaid on that member's shares. 7 The share capital of the Company is USD50,000 divided into 479,000,000 Class A Ordinary shares of par value USD0.0001 each, 20,000,000 Class B Ordinary shares of par value USD0.0001 each and 1,000,000 preference shares of par value USD0.0001 each. There is no limit on the number of shares of any class which the Company is authorised to issue. However, subject to the Companies Act (Revised) and the 2 Filed: 21-Jan-2021 16:02 EST Auth Code: K11760426658 www.verify.gov.ky File#: 370359

Company's articles of association, the Company has power to do any one or more of the following: (a) to redeem or repurchase any of its shares; and (b) to increase or reduce its capital; and (c) to issue any part of its capital (whether original, redeemed, increased or reduced): (i) with or without any preferential, deferred, qualified or special rights, privileges or conditions; or (ii) subject to any limitations or restrictions and unless the condition of issue expressly declares otherwise, every issue of shares (whether declared to be ordinary, preference or otherwise) is subject to this power; or (d) to alter any of those rights, privileges, conditions, limitations or restrictions. 8 The Company has power to register by way of continuation as a body corporate limited by shares under the laws of any jurisdiction deregistered in the Cayman Islands. outside the Cayman Islands and to be 3 Filed: 21-Jan-2021 16:02 EST Auth Code: K11760426658 www.verify.gov.ky File#: 370359